Filed by Chicago Mercantile Exchange Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

This material is not a substitute for the prospectus/proxy statement and any other documents CME and CBOT intend to file with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read such prospectus/proxy statement and any other such documents, when available, which will contain important information about the proposed transaction. The prospectus/proxy statement would be, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in CME’s proxy statement, dated March 10, 2006, for its 2006 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

The following Questions and Answers were posted to CME’s internal Website on December 8, 2006:

Employee Questions & Answers

“Just Ask” Updates for Dec. 8, 2006

Thank you for submitting your questions to the “Just Ask” site on OpenExchange. Below we have provided answers to the most frequently asked questions we have received in the past week.

1.	What happens to the CME trading floors after we move floor operations to CBOT?

The trading floors are not owned by CME; CME leases the trading floor space from the CME Trust. CME Trust is evaluating a number of real estate options at this point, and no decisions have been made at this time.

2.	How are we keeping our customers informed of the progress of our merger?

CME believes this merger is very beneficial for customers. We are committed to keeping all stakeholders apprised of the progress of the merger, such as through press releases, filings and other communications. We will be working to solicit feedback from our customers at all points of the integration – both informally and through formal Industry Councils composed of key stakeholders.

It is also important to remember that, until the transaction closes, CME and CBOT are two separate companies who will communicate with their customers independently of each other. If you have questions about what you should or should not communicate to customers, please contact the Legal Department at 930-3305 or the Communications Department at 466-4613.